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                                                                      Exhibit 13
                                                              2000 Annual Report


Management's Discussion and Analysis
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Quantitative and Qualitative Disclosures about Market Risk
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The Company's cash balances in excess of operating requirements are currently invested in money market accounts. These money market accounts are subject to interest rate risk and interest income will fluctuate in relation to general money market rates. Based on the cash and cash equivalent balance at December 31, 2000, and assuming the balance was totally invested in money market instruments for the full year, a hypothetical 1% decline in interest rates would result in a $16,000 decrease in interest income.

The Company's investment in marketable equity securities, which are classified as available-for-sale, represents 517,527 shares of MetroWest Bank common stock and are subject to equity price risk. These securities are recorded on the balance sheet at fair market value with unrealized gains (losses) reported as a separate component of stockholders' equity under the caption "accumulated other comprehensive income". Accordingly, while a hypothetical 10% decline in the market value of these securities would reduce total assets by approximately $298,000, this decrease would not have an effect on the statement of operations unless the securities were actually sold.

The Company purchases certain inventory from and sells product to foreign countries. As these activities are currently transacted in U.S. dollars, they are not subject to foreign currency exchange risk. However, significant fluctuation in the currencies where the Company purchases inventory or sells product could make the U.S. dollar equivalent of such transactions more or less favorable to the Company and other involved parties.